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MAR 01 2011

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11019543

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8 – 48571

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/2010   AND ENDING   12/31/2010

                                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

     GREENWICH FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     7 GREENWICH OFFICE PARK, 599 W. PUTNAM AVENUE, 3RD FLOOR
                                              (No. And Street)

GREENWICH	CT.	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

     WILLIAM A. FREY   (203) 599-4475
                                                                        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

     FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
                               (Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
     ☑ Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ WILLIAM A. FREY, JR. _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ GREENWICH FINANCIAL SERVICES, LLC _____, as of _____ DECEMBER 31, 2010 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
Title

_____
Notary Public

expires 3/2016

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
  Greenwich Financial Services, LLC:

We have audited the accompanying statement of financial condition of Greenwich Financial Services, LLC (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Greenwich Financial Services, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 17, 2011

GREENWICH FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

A S S E T S

Cash	$ 3,286
Due from broker	299,312
Furniture, equipment and leasehold improvements	
(Net of accumulated depreciation and amortization of $412,771)	390,328
Receivable from related parties	782,322
TOTAL ASSETS	$ 1,475,248

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 8,000
Clearing charges payable	7,500
Total liabilities	15,500
Members' Equity:	
Total Members' Equity	1,459,748
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,475,248

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Greenwich Financial Services, L.L.C. (the "Company") was formed in the State of Delaware on August 9, 1995, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment banking. The Company clears all of its transactions through a clearing broker. The Company introduces all of its transactions to the clearing broker, Merrill Lynch, on a fully disclosed basis.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting.

Securities Transactions

Proprietary securities transactions are recorded on a trade date basis.

Revenues

Profits and losses from trading activities and commissions realized on agency transactions are recorded on a trade date basis.

Income Taxes

The Company is a limited liability company taxed as a partnership, and therefore, the accompanying financial statements do not include any provision for federal or state income taxes. Each member of the Company is individually responsible for reporting their share of the Company's income or loss.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 3.   NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $986,188, which exceeded its required net capital of 100,000 by $886,188.

NOTE 4.   RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate, which was also in effect last year, under which they share rent expenses and administrative services. The agreement is renewed on a year-to-year basis.

NOTE 5.   CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

NOTE 6.   NOTE PAYABLE

On August 4, 2006, the Company entered into a loan agreement with the Overseas Private Investment Corporation, ("OPIC") in an amount not to exceed $5,974,179. The Company pays interest monthly in arrears at the rate of 7.507% per annum. For the year ended December 31, 2010, interest expense on this loan was approximately $389,240. The company paid off the loan during the year of 2010.

NOTE 7.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through, and no events have been identified which require disclosure.

GREENWICH FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010